A TRUST CREATED UNDER THE LAWS OF THE PROVINCE OF ONTARIO BY A DECLARATION OF TRUST
DATED THE 28th DAY OF APRIL, 2003

CERTIFICATE NUMBER: ______________ **NUMBER OF UNITS:** ______________

CENTRAL GOLD-TRUST

CUSIP Number:

This is to certify that ____

is the registered holder of ____

FULLY PAID AND NON-ASSESSABLE UNITS IN

CENTRAL GOLD-TRUST

The Units represented by this certificate are issued upon the terms and subject to the conditions of the Declaration of Trust, which Declaration of Trust is binding upon all holders of Units and, by acceptance of this certificate, the holder assents to the terms and conditions of the Declaration of Trust. A copy of the Declaration of Trust pursuant to which this certificate and the Units represented hereby are issued may be obtained by a Unitholder on demand and without fee from the head office of the Trust.

For information as to the personal liability of a Unitholder, see the reverse side of this certificate.

This certificate is not valid until countersigned and registered by the Registrar and Transfer Agent.

Restrictions on Transfer: There are no restrictions on the right to transfer the units represented by this certificate.

This certificate is a global certificate representing the aggregate number of Units set forth above or such lesser number of Units as may be endorsed by the Registrar and Transfer Agent from time to time on the Schedule hereto to reflect the Units surrendered to the Registrar and Transfer Agent.

IN WITNESS WHEREOF the Trust has caused this certificate to be signed by its duly authorized officers.

Dated:

COUNTERSIGNED AND REGISTERED
CIBC MELLON TRUST COMPANY
REGISTRAR AND TRANSFER AGENT
Toronto, Ontario

SPECIMEN

CENTRAL GOLD-TRUST

____
J.C. Stefan Spicer
President

____
John S. Elder
Secretary

BY: ______________________________
Authorized Officer

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